VIA EDGAR

Securities and Exchange Commission
Ms. Kathleen Collins
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Worlds.com Inc. (the “Company”)

Gentlemen:

On April 3, 2008 the Company filed an Annual Report on Form 10-KSB (the “10-KSB”).  By letter dated August 21, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the 10-KSB and by letters dated September 17, 2008 and January 7, 2009 (the “Letter”) the Staff followed up with additional comments.  We are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.  As we have discussed, we intend to file the amendment to the Form 10-KSB after you the Staff is satisfied with our responses and have no further comments.

2.  We have revised the disclosure we intend to make in the amended Form 10-KSB for Item 8A(T) as follows:

Item 8A(T).  Controls and Procedures.

We maintain a set of disclosure controls and procedures pursuant to Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the specified time periods.  As of the end of the period covered by this report, the Certifying Officers (as defined below) evaluated the effectiveness of our disclosure controls and procedures.  Based on the evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and our Principal Accounting and Financial Officer (collectively, the “Certifying Officers”), are responsible for establishing and maintaining adequate internal controls over our financial reporting.  To evaluate the effectiveness of our internal controls over financial reporting, we have adopted the framework proscribed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the related guidance provided in Internal Control Over Financial Reporting — Guidance for Smaller Public Companies also issued by COSO.

The Certifying Officers have also concluded, based on our evaluation of our internal controls that as of December 31, 2007, our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance that a restatement of our financial statements would be prevented or detected.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

3. At first, we received an externally prepared memo from our outside law firm which described the relevant laws surrounding statute of limitations. Next, we performed internal tests that included an examination of the vendor invoices, agreement to the December 31, 2001 accounts payable listings and work papers and an examination of the vendor/creditor/company correspondence files. Based on the invoice dates and the dates of last communications from the vendor/creditor, we determined the number of years that passed and compared it to the relevant statute of limitations. If the result was an elapsed period of six years or more, we wrote off the payable and recorded such as an extraordinary gain in our Statement of Operations. We considered these communications in determining whether the statute of limitations were met and we examined supporting documentation in support of these representations to arrive at a conclusion that the schedule which was internally prepared by our Chief Financial Officer was free of material error and accurate in all material respects to the financial statements taken as a whole. Our auditor performed tests and procedures to support our representations and concluded the same.

4. We enclosed a copy of the memo prepared by our outside legal counsel per your request. Actually, our external auditor called the hotline, not us. The hotline was the technical assistance phone line to the American Institute of Certified Public Accountants in New York City.

The applicability of SFAS No. 5 to our extinguishment of liabilities was material in our opinion. The pronouncement’s conceptual framework is that a liability that has a remote chance of payment or satisfaction need not be recorded or disclosed in financial statements. Although the pronouncement was meant for decision making regarding the inception of a liability, we were able to draw conclusions regarding its extinguishment from its theory.  Our external auditor reviewed our conclusions with respect to the inferences to be drawn from SFAS 5 and agreed with our conclusions

The Company is aware and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

WORLDS.COM INC.

By: /s/ THOM KIDRIN
                                                                                                                Thom Kidrin, CEO

Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP

M E M O R A N D U M

ATTORNEY-CLIENT COMMUNICATION
PRIVILEGED AND CONFIDENTIAL

TO:                  Worlds.com, Inc.

FROM:             Irving Rothstein
David Sack

DATE:              November 27, 2007

RE:                   Worlds Restructuring

QUESTION:
You have asked us to opine as to whether debts incurred by Worlds.com, Inc. (“Worlds”) prior to August 2001 may be written off as uncollectable.
ANSWER:
Based upon an analysis of the relevant statutes of limitation, and the facts provided by Worlds, the statutes of limitation should provide a defense against any claims asserted now arising from debts pre-dating August 2001.

FACTS:
For the purposes of this analysis, we have assumed the following facts:  Worlds is a New Jersey corporation with a primary place of business in Massachusetts.  It incurred various debts for goods and services purchased in the regular course of its business.  The providers of these goods and services are based primarily in New York, Connecticut, and Massachusetts, but various providers are based in other states as well.  For the purposes of a jurisdictional analysis, we have assumed that Worlds “does business” in every state in which one or more of its providers is located.
Worlds has not been actively doing business since mid 2001, and the debts in question arose before September 1, 2001.  Moreover, we have assumed that Worlds has not received any invoice or statement of account with respect to these debts after September 1, 2001.

ANALYSIS:
It should be noted at the outset that the statute of limitations does not operate, in and of itself, to extinguish a debt, but rather, it is an affirmative defense as to which the defendant bears the burden of proof by motion or at trial.  See Silvestris v. Tantasqua Regional School Dist., 847 N.E.2d 328, 337 (Mass. 2006) (defendant must make an affirmative showing that the claim is outside the statute of limitations); Commonwealth v. Piver, 852 N.E.2d 136 (Table), 2006 WL 2336919 (Mass. Ct. App. Aug. 11, 2006); Daidone v. Buterick Bulkheading, Inc., 2006 WL 2346286 at *3 (N.J. Super., App. Div. Aug. 15, 2006) (statutes of limitations are not self-executing, and must be affirmatively pleaded); Poulin v. Commissioner of Correction, 928 A.2d 556, 562 (Conn. Ct. App. 2007) (the statute of limitations is an affirmative defense, and the defendant bears the burden of proof in regard thereto).

That said, with the documentation available to Worlds (invoices and statements of account) it should not be difficult to prove, on documentary evidence on a pre-answer motion to dismiss, that the claims accrued more than six years ago, the relevant statutes of limitations in the relevant jurisdictions.

There are three theories upon which a creditor of Worlds could assert a claim for unpaid bills:  breach of contract (including promissory notes), account stated, and unjust enrichment.  We should note that under the first two theories, the creditor may assert a claim for the full amount invoiced, or listed on the statement of account.  Unjust enrichment, however, entitles the creditor to recover only for the fair market value of the good or service actually received by Worlds.  Moreover, in addition to the statute of limitations, a written dispute of a statement of account operates as an affirmative defense to the claim for account stated.  It would therefore be helpful if Worlds retained and can produce any paperwork disputing statements of account.

The relevant statute of limitations on all three theories of liability in the relevant jurisdictions is six years.  See Farmer & Flier Associates v. Guilford Transportation Industries, Inc., 2007 WL 2840376 at *14 (Mass. Super. Ct. Sept. 7, 2007) (breach of contract); Kniskern v. Mayer, 2007 WL 1631141 at *2 (Mass Super. Ct. May 29, 2007) (statute of limitations for breach of contract is six years and begins to run from the time of the breach (i.e., when payment was due) and not at the date the damages were incurred); Berwin v. Levenson, 42 N.E.2d 568, 572 (Mass. 1942) (statute of limitations for account stated is six years, and begins to run when the statement of account was received); Mass. Gen. Laws c.260 § 2 (six year statute of limitations for contract actions); Binder v. Price Waterhouse & Co., L.L.P., 923 A.2d 293, 296 (N.J. Super., App. Div. 2007) (statute of limitations for breach of contract is six years and runs from the date of the breach); Davenport v. Kimble, 29 A.2d 850 (N.J. Dist. Ct. 2d Dist. 1943) (six year statute of limitations on account stated); N.J.S. § 2A:14-1 (statute of limitations for injury to property, including breach of contract, is six years); Conn. Gen. Stat. § 52-576 (statute of limitations for action on a contract, including implied contract, is six years); Devolve v. Marcoux, 2007 WL 3043608 at *3 (Conn. Super. Ct. Oct. 9, 2007) (same); Citibank (South Dakota), N.A. v. Lovell, 2006 WL 1229922 at *1 (Conn. Super. Ct. April 13, 2006) (account stated is viable cause of action with a six year statute of limitations); N.Y.C.P.L.R. § 213 (six year statute of limitations for breach of contract); Hertzberg & Sanchez, P.C. v. Friendship Dairies, Inc., 836 N.Y.S.2d 493 (Table), 2007 WL 488141 at *1 (Sup. Ct. App. Term, N.Y. Co. Feb. 6, 2007) (account stated has six year statute of limitations and begins to accrue when invoice is first mailed to defendant).

A review of the relevant statutory and case law, thus, reveals that any claim brought against Worlds for debts accrued prior to September 1, 2001 (assuming that no further invoices were received within the last six years), is barred by the statute of limitations in all jurisdictions in which such claims are likely to be brought, and that Worlds has a high probability of successfully dismissing such claims based on documentary evidence at the pre-answer motion stage.  Please let us know if any issues arise as to other jurisdictions so that the matter can be researched further.